UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

MAIDEN HOLDINGS, LTD.

(Name of Issuer)

Common Shares, $.01 par value

  (Title of Class of Securities)

G5753U112

(CUSIP Number)

with copies to:
Maiden Holdings, Ltd.
131 Front Street, 2nd Floor
Hamilton HM 12, Bermuda

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 20, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. G5753U112

1	NAME OF REPORTING PERSON:
Michael Karfunkel

SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS: NA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS:
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States of America
Number of	7	SOLE VOTING POWER:
Shares
Beneficially		600,000
Owned by	8	SHARED VOTING POWER:
Each
Trustee		9,442,600 (1)
With:	9	SOLE DISPOSITIVE POWER:

		600,000
	10	SHARED DISPOSITIVE POWER:

		9,442,600 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
9,992,600 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDE CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions):
IN

(1)	The Reporting Person disclaims beneficial ownership of 3,892,130 of these shares held by the HOD Foundation.

This Amendment No. 2 on Schedule 13D is being filed by the undersigned (the “Reporting Person”) to amend the Schedule 13D filing originally made on November 26, 2008 and amended on January 30, 2009.

Item 1.	Security and Issuer.

The title and class of equity security to which this Amendment No. 2 to Schedule 13D (this “Statement”) relates is the Common Shares, par value $.01 per share (the “Common Shares”), of Maiden Holdings, Ltd., an insurance holding company organized under the laws of Bermuda (the “Issuer”). The address of the Issuer’s principal executive offices is 131 Front Street, 2nd Floor, Hamilton HM12 Bermuda.

Item 2.	Identity and Background.

This report is being filed by Michael Karfunkel with a business address of 59 Maiden Lane, New York, New York 10038. The Reporting Person is a citizen of the United States of America. The Reporting Person is the Chairman and a principal shareholder of American Capital Acquisition Corporation, a personal lines insurance holding company. The principal address of American Capital Acquisition Corporation is 59 Maiden Lane, New York, New York 10038.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item No. 3 is amended to add the following:

On September 20, 2010, pursuant to the Warrant Exchange Agreement and the Lockup Agreement between the Reporting Person and the Issuer, the Reporting Person exchanged his warrant to acquire 1,350,000 Common Shares for 600,000 Common Shares, subject to a three-year lockup agreement expiring on September 20, 2013.

Item 4.	Purpose of Transaction.

The transactions described in Item 3 of this Statement were effected for investment purposes only.

The Reporting Person does not have any current plans or intentions which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)
As of September 20, 2010, the Reporting Person beneficially owned 6,150,470 Common Shares as follows: (i) 600,000 Common Shares held directly by the Reporting Person and (ii) 5,500,470 Common Shares held indirectly by the Reporting Person as a trustee of the Michael Karfunkel 2005 Grantor Retained Annuity Trust (the “Trust”).  The Reporting Person disclaims beneficial ownership of the 3,892,130 Common Shares that he holds indirectly as a trustee of HOD Foundation (“HOD”).

(b)
As of September 20, 2010, the Reporting Person had sole voting and dispositive power with respect to (i) 600,000 Common Shares held directly by the Reporting Person, (ii) the 3,892,130 Common Shares held indirectly by the Reporting Person as a trustee of HOD, and (iii) the 5,500,470 Common Shares held indirectly by the Reporting Person as a trustee of the Trust.

(c)	Except for the transactions described in Item 3, the Reporting Person has not had any other transactions in the Common Shares that were effected during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Item 4 of this Schedule 13D, the Reporting Person has no other contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

Under the terms of the Warrant Exchange Agreement, the Reporting Person agreed to surrender the warrant held by him, issued by the Issuer on June 7, 2007 for the purchase of 1,350,000 of the Issuer’s common shares at $10.00 per share, in exchange for 600,000 of the Issuer’s common shares.  On September 20, 2010, the warrant was accepted for exchange by the Issuer, and the Issuer issued the common shares to the Reporting Person.

On September 20, 2010, as a condition to the exchange for common shares, the Issuer also entered into a Lockup Agreement with the Reporting Person.  Under the terms of the Lockup Agreement with the Reporting Person, pursuant to which the Reporting Person agreed that for a period of 36 months following the grant date he will not, without the prior written consent of the Issuer, directly or indirectly, (A) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares acquired by the shareholder as a result of the warrant exchange, or (B) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares acquired in the warrant exchange.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 22, 2010

MICHAEL KARFUNKEL

By:	/s/ Michael Karfunkel